Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-260528

Prospectus Supplement No. 5
(to prospectus dated March 11, 2022)

Mirion Technologies, Inc.

Up to 8,560,540 Shares of our Class A Common Stock Issuable upon Redemption of Shares of IntermediateCo Class B Common Stock
Up to 27,249,979 Shares of our Class A Common Stock Issuable upon Exercise of Warrants
143,250,440 Shares of our Class A Common Stock for Resale by the Selling Holders

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 11, 2022 (the “Prospectus”), which forms part of our registration statement on Form S-1 (No. 333-260528) with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the issuance by us of up to an aggregate of 35,810,519 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), of Mirion Technologies, Inc. (the “Company”) that may be issued upon (i) the exercise of 27,249,979 warrants to purchase Class A common stock at an exercise price of $11.50 per share of Class A common stock, including the public warrants and the private placement warrants (each as defined in the Prospectus), and (ii) the redemption of up to 8,560,540 shares of Class B common stock, par value $0.0001 per share (the “IntermediateCo Class B common stock”), of Mirion IntermediateCo, Inc. (“IntermediateCo”); and (2) the offer and sale, from time to time, by the selling holders identified in the Prospectus (the “Selling Holders”), or their permitted transferees, of up to 143,250,440 shares of Class A common stock.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Class A common stock and public warrants are listed on the New York Stock Exchange under the symbols “MIR” and “MIR WS,” respectively. On September 16, 2022, the closing price of our Class A common stock was $7.45 per share and the closing price for our public warrants was $1.54 per warrant.

Investing in our Class A common stock and warrants involves a high degree of risk. See the section titled “Risk Factors” beginning on page 19 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

September 19, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): September 13, 2022

Mirion Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-39352	83-0974996
(State or Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1218 Menlo Drive
Atlanta, Georgia 30318
(Address of Principal Executive Offices)

(770) 432-2744
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MIR	New York Stock Exchange
Redeemable warrants to purchase Class A common stock	MIR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Departure of Christopher Warren from the Board of Directors

On September 13, 2022, Christopher Warren, a member of the board of directors (the Board) of Mirion Technologies, Inc. (the “Company”), notified the Company of his intent to resign from the Board, effective at the close of business on September 16, 2022. Mr. Warren’s departure from the Board is not due to any disagreement with the Company or the Board on any matter relating to the operations, policies or practices of the Company.

Appointment of Sheila Rege to the Board of Directors

On September 13, 2022, Christopher Warren, a member of the board of directors (the Board) of Mirion Technologies, Inc. (the “Company”), notified the Company of his intent to resign from the Board, effective at the close of business on September 16, 2022. Mr. Warren’s departure from the Board is not due to any disagreement with the Company or the Board on any matter relating to the operations, policies or practices of the Company.

On September 16, 2022, after recommendation by the Nominating and Corporate Governance Committee of the Board, the Board appointed Ms. Sheila Rege, M.D., as a member of the Board, effective immediately, to fill the vacancy created by Mr. Warren’s resignation. Dr. Rege will stand for reelection as a member of the Board at the Company’s 2023 annual meeting of stockholders. Dr. Rege was also appointed to serve as a member of the Audit Committee and the Compensation Committee of the Board.

Dr. Rege is a board-certified radiation oncologist and the Chief Executive Officer and Founder of Northwest Cancer Clinic, a provider of radiation oncology and nuclear medicine services, which opened in 2012. Dr. Rege joins the Mirion team with over 30 years of experience in the field of nuclear medicine and radiation oncology. From 2007 to 2019 Dr. Rege served on the board of directors of Physicians Insurance, a mutual company, serving as the Chair of the Nominating Committee and a member of the Compensation, Executive and CEO Succession Committee. Dr. Rege is the recipient of numerous awards and accolades including the American Medical Association Women Physician Section Inspiration Award in 2021, the Private Company Boardroom “2022 Directors to Watch,” The American College of Radiation Oncology 2022 Sucha Asbell Mentorship Award, and has been recognized as a “Top Oncologist” by Consumer Research Council of America in 2012. Dr. Rege received her B.A. from the University of California, Berkeley, and her M.D. from the University of California, Los Angeles.

Dr. Rege will receive the Company's standard compensation for non-employee directors in accordance with the Company's Non-Employee Director Compensation Policy, as described in the Company's proxy statement filed with the Securities and Exchange Commission on April 20, 2022. Dr. Rege will execute an indemnification agreement consistent with the Company’s standard form of indemnification agreement, filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

There is no arrangement or understanding between Dr. Rege and any other persons pursuant to which Dr. Rege was appointed as a director, and, other than as set forth above, Dr. Rege has no direct or indirect material interest in any transaction required to be disclosed under Item 404(a) of Regulation S-K.

Item 7.01. Regulation FD Disclosure.

On September 19, 2022, the Company issued a press release regarding the appointment of Dr. Rege and the departure of Mr. Warren. The full text of the press release is furnished as Exhibit 99.1 hereto. The information in Exhibit 99.1 hereto is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

EXHIBIT INDEX

Exhibit Number	Description
99.1*	Mirion Technologies, Inc. press release dated September 19, 2022
104	Exhibit 104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 19, 2022

Mirion Technologies, Inc.

By:	/s/ Brian Schopfer
Name:	Brian Schopfer
Title:	Chief Financial Officer

News Release

Mirion Technologies Appoints Dr. Sheila Rege, M.D. to Board of Directors, Replacing Mr. Christopher Warren

Atlanta, GA – September 19, 2022 – Mirion Technologies, Inc. (“Mirion,” “we” or the “Company”) (NYSE: MIR), a global provider of radiation detection, measurement, analysis and monitoring solutions to the medical, nuclear, defense, and research end markets, today announced that Dr. Sheila Rege, M.D. has been appointed to the Board of Directors, replacing Mr. Christopher Warren, who is stepping down.

Lawrence D. Kingsley, Chairman of Mirion’s Board of Directors said, “I am pleased to welcome Sheila to Mirion’s Board of Directors. She brings deep experience and a long track record of accomplishment in nuclear medicine and radiation oncology to Mirion’s Board. We are excited to have Sheila join us and believe that her diverse skill set and voice will be invaluable as Mirion aims to grow its Medical segment to at least 50% of total company revenue over time.”

“It is a great honor to have been appointed to Mirion’s Board of Directors,” said Dr. Rege. “I am a strong believer in Mirion’s mission and feel that the Company has strong growth prospects, especially within the Medical segment. I am excited to begin working alongside my fellow Board members and the management team to contribute to the Company’s future success.”

Dr. Rege is a board-certified radiation oncologist and the Founder and Chief Executive Officer of Northwest Cancer Clinic, a provider of radiation oncology and nuclear medicine services, which opened in 2012. Dr. Rege joins Mirion’s Board of Directors with over 30 years of experience in the field of nuclear medicine and radiation oncology. From 2007 to 2019, Dr. Rege sat on the Board of Directors of Physicians Insurance, serving as the Chair of the Nominating Committee and a member of the Compensation, Executive and CEO Succession Committees. Dr. Rege is the recipient of numerous awards and accolades including the American Medical Association Women Physician Section Inspiration Award in 2021, the Private Company Boardroom 2022 “Directors to Watch”, The American College of Radiation Oncology 2022 Sucha Asbell Mentorship Award, and has been recognized as a “Top Oncologist” by the Consumer Research Council of America in 2012. Dr. Rege received her B.A. from the University of California, Berkeley, and her M.D. from the University of California, Los Angeles.

“I would also like to thank Chris Warren for all of his contributions to Mirion’s Board,” continued Mr. Kingsley. “Chris and the Charterhouse team have been an incredibly supportive partner, playing a key role in Mirion’s growth journey since their initial investment in 2015. We wish Chris all the best in his future endeavors.”

Chris Warren stated, “I leave Mirion’s Board with a great deal of pride in the work we have been able to accomplish together. Since Charterhouse first acquired Mirion in 2015, the Company has undergone a strategic evolution through the expansion of its Medical segment, while delivering strong growth. I exit the Board at a point in Mirion’s history when the Company is experiencing strong order and demand momentum, supported by healthy and robust end markets. I believe the Company is in tremendous hands and am excited to see what the team will accomplish in the years to come.”

About Mirion

Mirion Technologies is a leading provider of detection, measurement, analysis and monitoring solutions to the nuclear, defense, medical and research end markets. The organization aims to harness its unrivaled knowledge of ionizing radiation for the greater good of humanity. Headquartered in Atlanta (GA – USA), Mirion employs around 2,800 people and operates in 13 countries. For more information, and for the latest news and content from Mirion, visit ir.mirion.com.

News Release

Contacts:

For investor inquiries:

Jerry Estes

ir@mirion.com

For media inquiries:

Matthew Maddox

mmaddox@mirion.com